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                           SIMPSON THACHER & BARTLETT
            A PARTNERSHIP WHICH INCLUDES PROFESSIONAL CORPORATIONS
                             425 LEXINGTON AVENUE
                        NEW YORK, NEW YORK 10017-3954
                               (212) 455-2000

Direct Dial Number              Facsimile:                  E-Mail Address
(212) 455-2685                  (212) 455-2502

                                Telex: 129158


BY FACSIMILE AND COURIER                              May 16, 1997


         Re:  Healthdyne Technologies, Inc.
              Preliminary Proxy Statement


Blaine V. Fogg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
919 Third Avenue
New York, New York  10022

Dear Mr. Fogg:

         On behalf of our client, Invacare Corporation ("Invacare"), we have reviewed your May 14 response to our May 12 letter regarding the Preliminary Proxy Statement (the "Preliminary Proxy Statement") publicly filed on May 5, 1997 by your client, Healthdyne Technologies, Inc. ("Healthdyne").

         We strongly disagree with your interpretation of the definition of "beneficial owner" under the Georgia Fair Price Statute. We cannot understand how you can credibly contend that the receipt by Invacare of a mere tender of Healthdyne shares, subject to withdrawal by the shareholder at any time prior to purchase, can constitute "the right to acquire" such shares, especially when many significant conditions to Invacare's tender offer remain unfulfilled. Similarly, we are perplexed by your position that the receipt by Invacare of proxies which are revocable at any time, and which merely authorize Invacare to cast votes on behalf of the shareholder in a certain manner at a particular meeting, constitute the "right to vote" such shares. We note that the "right to acquire" and "right to vote" concepts are the underpinnings of the definition of "beneficial ownership" for virtually all purposes, including Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and other federal and state laws and regulations, yet it is regularly accepted that "beneficial ownership" for those purposes is not attributed by virtue of revocable tenders or proxies.

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Blaine V. Fogg, Esq                    -2-                     May 16, 1997



         Your purported interpretation would, among other things, yield the absurd result that Invacare has already become the beneficial owner of more than 20% of Healthdyne's shares by virtue of fully revocable tenders, despite the fact that Invacare and its affiliates hold less than 5% of Healthdyne's stock. It would also result, among other things, in the strange conclusion that Healthdyne itself and various of its officers have been the beneficial owner of extremely high percentages of its own stock in the past, and would therefore be "interested shareholders," having received proxies in connection with various annual meetings.

         Although you note that the Georgia Business Combination Statute (a set of statutory provisions wholly distinct from the Georgia Fair Price Statute) explicitly excludes both unaccepted tenders and revocable proxies from the definition of "beneficial owner", you fail to point out that the Georgia Business Combination Statute was adopted 3 years subsequently to the Georgia Fair Price Statute and that the two were based on very different models. The "belt-and-suspenders" inclusion of the exception in the later-adopted Georgia Business Combination Statute (not to mention various other later-generation state statutes and numerous later-generation poison pills) was merely a minor refinement as the state-of-the-art language evolved in the intervening years. This excess-of-caution clarification to address theoretical positions like yours occasionally advocated by target companies and other similar parties does not call into question the proper interpretation of the earlier-adopted language lacking the over-cautious exceptions. For example, Rule 13d-3 itself lacks any such exception language, yet it is well settled that bidders are not required to file a Schedule 13D for shares tendered or revocable proxies granted to them.

         King & Spalding, our Georgia counsel, has rendered its opinion (a copy of which is attached hereto) that the definition of "beneficial ownership" in the Georgia Fair Price Statute does not include the shares which have been tendered to a party subject to withdrawal rights nor does it include shares with respect to which a party has received or voted revocable proxies, and that any contrary interpretation would raise very serious constitutional issues under the Supremacy and/or Commerce Clauses of the U.S. Constitution using the same analysis as that applied to the early anti-takeover statutes.

         We continue to be extremely concerned that Healthdyne apparently intends to disseminate, or perhaps even has already disseminated, proxy materials to its shareholders which are materially misleading in this regard. We once again urge you to take


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Blaine V. Fogg, Esq                         -3-                    May 16, 1997



immediate and effective steps to rectify this issue in Healthdyne's Preliminary Proxy Statement.

                                                 Very truly yours,

                                                 /s/ Robert E. Spatt

                                                 Robert E. Spatt, Esq.

Attachment

cc: Catherine M. Dixon, Esq. and
    Dennis O. Garris, Esq., Securities and Exchange Commission
    Thomas R. Miklich, Esq., Invacare Corporation
    Bruce N. Hawthorne, Esq., King & Spalding
    Leslie R. Jones, Esq., Healthdyne Technologies, Inc.
    Winifred D. Simpson, Esq., Troutman Sanders LLP

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                                    KING & SPALDING
                                191 Peachtree Street
                             Atlanta, Georgia 30303-1763
                               Telephone: 404/572-4600
                               Facsimile: 404/572-5100

Direct Dial:                                                     Direct Fax:
404/572-4903                                                     404/572-5146

                                    May 16, 1997



VIA FACSIMILE AND COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:    Catherine M. Dixon, Esq., and
         Dennis O. Garris, Esq.
         Office of Mergers and Acquisitions
         Mail Stop 7-9

         Re: Healthdyne Technologies, Inc. -- Preliminary Proxy Statement -- Application of Sections 14-2-1110 - 14-2-1113 of the Georgia Business Corporation Code (the "Fair Price Statute")

Ladies and Gentlemen:

    We have acted as Georgia counsel to Invacare Corporation ("Invacare") in connection with the tender offer for common stock of Healthdyne Technologies, Inc. ("Healthdyne") described in Invacare's Offer to Purchase, dated January 27, 1997, as supplemented by the Supplement thereto, dated April 4, 1997 (the "Tender Offer"), Invacare's proposed solicitation of proxies for use at the upcoming Healthdyne Annual Meeting of Shareholders described in Invacare's Preliminary Proxy Statement on Schedule 14A, filed on April 4, 1997 (the "Invacare Preliminary Proxy Statement"), and the related proposed merger (the "Merger") with Healthdyne. You have received a copy of a letter from Simpson Thacher & Bartlett, counsel to Invacare, challenging the assertion in Healthdyne's Preliminary Proxy Statement on Schedule 14A, filed on May 5, 1997, that Invacare's nominees would not be "continuing directors" who could approve the Tender Offer and the Merger and thereby satisfy the Georgia Fair Price Statute Condition referred to in the Invacare Preliminary Proxy Statement. You have also received a copy of a letter from Skadden, Arps, Slate, Meagher & Flom LLP defending the assertion on the grounds that, at the time of Healthdyne's Annual Meeting, Invacare will be the beneficial owner of shares tendered in the Tender Offer but not accepted for purchase and of shares for which revocable proxies are granted pursuant to its proposed proxy solicitation.

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May 16, 1997
Page 2

    Based on the analysis set forth below, we are of the opinion that Invacare is not the "beneficial owner" (within the meaning of Section 14-2-1110 of the Fair Price Statute) of shares tendered in the Tender Offer prior to acceptance for purchase, nor will it be the beneficial owner of shares for which revocable proxies are granted or voted pursuant to its proposed proxy solicitation.

    To be the beneficial owner of a share of Healthdyne stock under the Fair Price Statute, Invacare must have either (i) the "right to acquire" such share "whether such right is exercisable immediately or only after the passage of time, pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise," or (ii) the "right to vote" such shares "pursuant to any agreement, arrangement, or understanding."

    Under the plain meaning of the Fair Price Statute, Invacare has no "right to acquire" shares tendered subject to an unconditional right of withdrawal. Under the Williams Act and the Commission's Regulation 14D, tendering shareholders have an unconditional right of withdrawal and Invacare is legally prohibited from acquiring tendered shares while the Tender Offer is being held open. Thus, Invacare does not have a "right to acquire" the shares during such period. Further, the definition of "beneficial owner" in the Fair Price Statute is virtually identical to the definition of beneficial owner under the Commission's Rule 13d-3. It is well settled that the mere receipt of tenders prior to acceptance does not give rise to beneficial ownership under Rule 13d-3, with the result that bidders are not required to file a Schedule 13D for shares tendered to them prior to acceptance for purchase. Finally, the only case known to us that has addressed this general issue, ALLEN V. WEST POINT-PEPPERELL, INC., 1996 WL 2004 (S.D.N.Y. Jan. 3, 1996), concluded that a person could not be a beneficial owner of shares tendered to such person because such shares could be withdrawn from the tender at any time until the expiration of the offer. We note that the definition of beneficial ownership construed by the court in ALLEN was arguably much broader than the definition under the Fair Price Statute, yet the court still found that the presence of withdrawal rights prevented a finding of beneficial ownership.

    Similarly, Invacare will have no "right to vote" shares that are the subject of a revocable proxy granted in the proposed proxy solicitation. A revocable proxy merely creates a limited agency for a specific purpose that is revocable by the grantor at any time. MORAN V. HOUSEHOLD INTERNATIONAL, INC., 500 A.2d 1346 (1985). As stated by the court in MORAN, "it has long been recognized that the relationship between grantor and recipient of a proxy is one of agency, and the agency is revocable by the grantor at any time. Henn, Corporations Section 196, at 518. Therefore, the holder of a proxy is not the beneficial owner of the stock." ID. at 1355. It is also well settled that the receipt of a revocable proxy does not give rise to beneficial ownership under Rule 13d-3, and persons conducting proxy solicitations are thus not required to file a Schedule 13D for shares subject to the grant of revocable proxies to them.

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May 16, 1997
Page 3

    The Fair Price Statute requires that transactions with interested shareholders must meet at least one of the following three criteria: (a) the transaction must be unanimously approved by the "continuing directors" of the corporation; (b) the transaction must be approved by two-thirds of the continuing directors and a majority of shares held by shareholders other than the interested shareholder; or (c) the transaction must meet specified fair pricing criteria and certain other terms, which are purportedly designed to assure that all shareholders receive a "fair price" and equivalent consideration for their shares regardless of the point in time at which they sell to the acquiring party (the "Fair Price Exception"). The Fair Price Exception requires, among other things, that after a person becomes an "interested shareholder," there must have been "no increase in the interested shareholder's percentage of ownership of any class or series of shares of the corporation by more than 1 percent in any 12 month period." However, if a person is considered to be the beneficial owner of stock tendered pursuant to a tender offer prior to acceptance for purchase or of stock subject to a revocable proxy granted in a proxy solicitation, it will be impossible for such a person to satisfy this limitation. In other words, once tenders or grants of revocable proxies reach the 10% level, the recipient would become an interested shareholder, and the receipt of the additional tenders or revocable proxies in excess of 1% during the continuation of the tender offer or proxy solicitation would make it impossible to comply with the Fair Price Exception because the recipient would have acquired additional beneficial ownership of more than 1% during a 12 month period. In the context of the typical tender offer or proxy solicitation it would be impossible for persons to avail themselves of the Fair Price Exception because the Fair Price Exception would be lost once tenders and/or revocable proxies cause the bidder to exceed 11%. We do not believe that a Georgia court would construe the statutory definition of "beneficial ownership" in such a manner because it would frustrate the statute's purpose of allowing persons engaged in contests for control to proceed without continuing director approval by meeting the fair pricing criteria. It would also have a substantial frustrating effect (in many cases, involving impossibility) on hostile tender offers and proxy contests, causing the statute to be in conflict with the federal regulatory scheme and raising very serious constitutional issues. (1)

     From a policy standpoint, the obvious rationale behind the continuing director provision contained in the Fair Price Statute is to ensure that the director approval methods of satisfying the statute are not effectuated by a person who has actually achieved control over voting power of the company in excess of the 10% threshold at which level such a person is in effect presumed by the statute to be able to unduly influence the outcome of stockholder or Board deliberations. Under a tender offer and proxy solicitation process such as that occurring in the Invacare/Healthdyne situation, a bidder typically would not achieve control over voting power until shares are actually purchased by it. In fact, Invacare currently controls only 4.8% of Healthdyne's voting power,

-------------------

     (1) See, EDGAR V. MITE CORP., 457 U.S. 624 (1982); CTS CORP.
V. DYNAMICS CORP. OF AMERICA, 481 U.S. 69 (1987) (Indiana statute not unconstitutional because hostile offeror can condition tender offer on successful control share vote of stockholders at special meeting which must occur no later than 50 days after commencement of tender offer).

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May 16, 1997
Page 4


which reflects its ownership of 600,000 shares that were purchased by it prior to commencing the Tender Offer. Thus, until Invacare actually purchases shares in the Tender Offer, it would control less than one-half of the "interested shareholder" threshold in the Fair Price Statute and the composition of the Board of Directors after the annual meeting will reflect the decision of the public stockholders of Healthdyne, uninfluenced by any controlling block held by the bidder, as to whether or not the board shall be comprised of directors committed to the sale of the company on terms acceptable to such holders.

     We note that the Business Combinations with Interested Stockholders Statute (Sections 14-2-1131 through 14-2-1133 of the Georgia Business Corporation Code) (the "Business Combination Statute"), which was adopted three years after the adoption of the Fair Price Statute, contains provisions that adopt the definition of the term "beneficial owner" from the Fair Price Statute, with express exceptions for stock tendered but not accepted for payment and for shares subject to revocable proxies. We do not believe that a Georgia court would infer an intention on the part of the Georgia Legislature in adopting the Business Combination Statute to construe the Fair Price Statute in a manner inconsistent with the conclusions expressed herein, the effect of which would be to ignore the plain meaning of the language of the statute, frustrate the statutory purpose and expose the statute to constitutional challenge. Rather, we believe a Georgia court would conclude that such exceptions in the Business Combination Statute are merely clarifications of the definition. In this regard we note that the Business Combination Statute was based on a Delaware statute that contained such clarifying language, whereas the Fair Price Statute was based on earlier generation laws in Connecticut, Kentucky, Louisiana, Michigan and Wisconsin, none of which contained such clarifying language.

     Lastly, we note that we are unaware of any controlling Georgia judicial precedent that governs the conclusions expressed herein and that, accordingly, it is not possible to predict with absolute certainty the manner in which such matters would be resolved by a Georgia court. Nonetheless, as stated above and based on the analysis set forth herein, we are of the opinion that Invacare is not the "beneficial owner" (within the meaning of Section 14-2-1110 of the Fair Price Statute) of shares tendered in the Tender Offer prior to acceptance for purchase, nor will it be the beneficial owner of shares for which revocable proxies are granted or voted pursuant to its proposed proxy solicitation.

     We would be pleased to discuss any of the foregoing conclusions with you at your convenience. We are rendering this opinion to you solely for the use of the Commission's staff in

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May 16, 1997
Page 5


reviewing the issues presented, and no other person may rely on this opinion without our prior written consent.

                                        Very truly yours,

                                        KING & SPALDING



                                         By: /s/ BRUCE N. HAWTHORNE
                                             ______________________
                                             Bruce N. Hawthorne

BNH:tlew